From:   Turner, Michael S
Sent:   Tuesday, July 24, 2007 2:49 PM
To:     ‘orlicd@sec.gov’
Cc:     ‘Michael Cayer’; Hadden, Jeffrey C
Subject:        BladeLogic - Registration Statement on Form S-1 / File No. 333-141915

David:

Pursuant to our discussion this afternoon, and on behalf of BladeLogic, we acknowledge that the final prospectus filed pursuant to Rule 424(b) will include the following revision to footnote 4 to the principal and selling stockholders table on page 91 (shown in bold and underlined below):

“Investment and voting control of the Globespan Funds is held by JAV Management Associates III, L.L.C. Voting and investment power with respect to such shares is vested in managing members of JAV Management Associates III, L.L.C. consisting of Andrew P. Goldfarb and Barry J. Schiffman. Ullas Naik, a managing director of Globespan Capital Partners, was one of our directors from December 2002 to June 2006.”

Thank you for your assistance with this filing.  Please do not hesitate to contact me at 617.755.2871 with any questions.  Best regards.

Michael

Michael S. Turner
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
T: 617.570.1163
F: 617.523.1231
C: 617.755.2871
mturner@goodwinprocter.com
www.goodwinprocter.com